SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            -----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                            Micron Technology, Inc.
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                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
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                        (Title of Class of Securities)


                                   595112103
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                                (CUSIP Number)


                              September 30, 1998
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)




CUSIP No. 595112103                    13G                 Page  1  of  1 Pages
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   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Texas Instruments Incorporated (IRS no. 75-0289970)

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|

                                                                         (b)|X|

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                          5.     SOLE VOTING POWER               41,266,450
      NUMBER OF
        SHARES            6.     SHARED VOTING POWER                    N/A
     BENEFICIALLY
       OWNED BY           7.     SOLE DISPOSITIVE POWER          41,266,450
         EACH
      REPORTING           8.     SHARED DISPOSITIVE POWER               N/A
     PERSON WITH


   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         41,266,450

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                            |_|

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.2

  12.    TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

Micron Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

8000 South Federal Way
Boise, Idaho  83716-9632

Item 2(a).  Name of Person Filing:

Texas Instruments Incorporated

Item 2(b).  Address of Principal Business Office or, if None, Residence:

8505 Forest Lane
MS 8658
Dallas, Texas 75243

Item 2(c).  Citizenship:

Delaware

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.10 per share

Item 2(e).  CUSIP Number:

595112103

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

(a)  |_|  Broker or dealer registered under Section 15 of the Exchange Act;

(b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  |_|  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) |_| Investment company registered under Section 8 of the Investment Company Act;

(e)  |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.   |X|

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned: 41,266,450

     (b)  Percent of class: 16.2

     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote: 41,266,450

          (ii)  Shared power to vote or to direct the vote: N/A

         (iii)  Sole power to dispose or to direct the disposition of:
                41,266,450

          (iv)  Shared power to dispose or to direct the disposition of: N/A

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|



Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.   Identification and Classification of Members of the Group.

     N/A

Item 9.   Notice of Dissolution of Group.

     N/A

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            October 8, 1998
                           ---------------------------------------------------
                                                (Date)

                                      /s/ William A. Aylesworth
                           ---------------------------------------------------
                                             (Signature)


                                  Senior Vice President, Treasurer and
                                       Chief Financial Officer
                           ---------------------------------------------------
                                            (Name/Title)


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).